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                              February 9, 2024

       Steven Luna
       Chief Executive Officer
       Alternative Ballistics Corporation
       5940 S. Rainbow Blvd.
       Las Vegas, Nevada 89118

                                                        Re: Alternative
Ballistics Corporation
                                                            Amendment No. 5 to
Offering Statement on Form 1-A
                                                            Filed February 2,
2024
                                                            File No. 024-12349

       Dear Steven Luna:

                                                        We have reviewed your
amended offering statement and have the following comment(s).

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 5 to Offering Statement on Form 1-A

       Part III. Exhibits
       Exhibit Index
       12.1 Opinion of FitzGerald Kreditor Bolduc Risbrough, LLP, page 1

   1.                                                   We note that 2,510,000
shares being qualified are currently issued and outstanding. Please have counsel revise its
opinion to state that these shares are legally issued, fully paid and non-assessable. For
guidance, refer to Section II.B.2.h of Staff Legal Bulletin 19.
 Steven Luna
FirstName
AlternativeLastNameSteven   Luna
           Ballistics Corporation
Comapany9,NameAlternative
February    2024            Ballistics Corporation
February
Page 2 9, 2024 Page 2
FirstName LastName
       Please contact Andi Carpenter at 202-551-3645 or Martin James at 202-551-3671 if you
have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at 202-551-8005 or Evan Ewing at 202-551-5920 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing
cc:      Lynne Bolduc